Exhibit 99.45

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine CEO Frederic Ors Named to Annual

PharmaVOICE 100

CEO Nominated by Peers for Transformative Leadership, Success in Guiding

Company’s Advancement into the Clinic

Halifax, Nova Scotia; August 4, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage vaccine and immuno-oncology company, today announced that its CEO Frederic Ors has been named to the 2017 PharmaVOICE 100 list celebrating the most influential and inspirational leaders across all sectors of the life sciences industry. The annual PharmaVOICE 100 honorees are recognized leaders in the field who positively impact their peers, their colleagues, their companies, their communities, and the industry at large through their actions.

“Fred’s leadership has been instrumental in both growing the potential of Immunovaccine and making important contributions to our industry as a whole,” said Andrew “Andy” Sheldon, Immunovaccine Chairman of the Board. “We are in the midst of a global race to provide innovative therapies to the treatment landscape, addressing the serious unmet medical needs for millions of patients worldwide. By leading the charge to secure funding, build the team, bolster collaborations, and advance clinical candidates, Fred has helped to position Immunovaccine as a major player in this effort. We congratulate him for earning this distinguished honor.”

Mr. Ors joined Immunovaccine as Chief Business Officer in April 2015 and was appointed CEO in April 2016. He brings more than 20 years of experience in the biopharmaceutical industry. Before joining the company, he spent 14 years at Medicago, now part of Mitsubishi Tanabe Pharma Corporation, serving in many roles, most recently as vice president of business development and strategic planning.

In 2005, PharmaVOICE launched the PharmaVOICE 100. Each year, a special July/August issue of PharmaVOICE magazine draws attention to this year’s most notable life sciences industry leaders from that year. These issues draw more than 100,000 readers through the print and digital editions.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Corporation’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation and a phase 2 study with Merck assessing lead cancer therapy, DPX-Survive, as a combination therapy in ovarian cancer. The Corporation is also exploring additional applications of DepoVax™, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com